Mail Stop 3561

September 9, 2009

Richard C. Kelly
Chairman, President and Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

> **Re: Xcel Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **Written Response**
> **Filed August 27, 2009**
> **File No. 001-3034**

Dear Mr. Kelly:

        We have reviewed your responses to our letter dated July 29, 2009 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 25

Compensation Survey Data, page 28

1. We note your response to comment 5 in our letter dated July 29, 2009. In your response you quote part of our Answer to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations. The Answer to Question 118.05 states:

> "Answer: In this context, benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices. [July 3, 2008]"

While we note the disclosure you cite in your response indicating that the Towers Perrin survey data was used "to provide a broad perspective of the competitive market for comparative purposes," you also state on page 28 of your proxy that "[t]he Committee and our management used this analysis and evaluation to *establish* executive compensation levels for the executive officers for 2008" (emphasis added). And on page 29 of your proxy you state "Towers Perrin evaluated fourteen executive officer positions, including each NEO." This disclosure would appear to indicate that you used compensation data about other companies as a reference point to base a compensation decision. Please revise your disclosure to clarify your use of these surveys or revise to identify the components of the benchmarks you use in accordance with prior comment five.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director